ARGENTEX MINING CORPORATION
(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL REPORT

At July 31, 2013 and January 31, 2013 and
for the Three and Six Months Ended July 31, 2013 and 2012

(UNAUDITED)

(Stated in U.S. Dollars)

Notice of Non-review of Interim Financial Statements

The attached condensed interim consolidated financial statements for the three and six month periods ended July 31, 2013 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	July 31,	January 31,
	2013	2013
	(Unaudited)

ASSETS

Current
Cash and cash equivalents	$2,838,145	$2,117,142
Receivables	16,487	33,357
Prepaid expenses and deposits	54,614	56,957
Loan receivable	2,050,000	-

Total current assets	4,959,246	2,207,456

Equipment	395,549	421,307

Mineral property interest	815,000	815,000

Total assets	$6,169,795	$3,443,763

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$283,549	$441,638
Due to related parties	21,484	13,639

Total liabilities	305,033	455,277

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding at July 31, 2013 and January 31, 2013	-	-
Preferred stock, Series A convertible, no par value, authorized 2,000, nil shares issued and outstanding at July 31, 2013 and January 31, 2013	-	-
Common stock, no par value, unlimited authorized 81,464,008 and 71,677,317 issued and outstanding at July 31, 2013 and January 31, 2013, respectively	37,526,541	35,304,627
Additional paid-in capital	9,389,838	6,877,657
Deficit accumulated during the exploration stage	(41,051,660)	(39,169,460)
Accumulated other comprehensive gain (loss)	43	(24,338)

Total stockholders' equity	5,864,762	2,988,486

Total liabilities and stockholders' equity	$6,169,795	$3,443,763

Subsequent events (Note 12)

Approved on behalf of the Board of Directors:

“Rick Thibault”	“Stephen Hanson”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)
(Unaudited)

					From December
	For the Three Months		For the Six Months		21,
	Ended July 31,		Ended July 31,		2001 (Inception)
	2013	2012	2013	2012	to July 31, 2013

Expenses

Consulting	$112,094	$227,199	$326,287	$594,356	$7,610,528
Depreciation	15,258	16,327	30,446	32,495	164,213
Director fees	4,868	-	93,727	19,829	345,729
Foreign exchange (gain) loss	41,068	7,045	48,915	(67,202)	62,646
Mineral property interests	269,608	1,814,060	567,659	3,941,131	22,299,902
Office and sundry	20,611	36,987	49,732	85,536	1,145,300
Professional	175,216	94,925	308,202	184,841	3,231,488
Rent	13,296	13,316	23,004	20,601	256,136
Salaries and benefits	110,074	58,984	216,888	113,871	926,548
Shareholder and investor relations	26,296	36,839	50,436	87,957	2,722,301
Tax on argentine bank transactions and on assets	29,461	32,831	35,205	54,205	130,047
Transfer agent and filing	46,650	28,931	65,153	36,978	462,821
Travel	13,063	29,477	31,067	83,959	812,253
Write-down of mineral claims	-	-	-	-	408,496

	(877,563)	(2,396,921)	(1,846,721)	(5,188,557)	(40,578,408)

Interest income	1,313	19,368	5,365	42,297	151,951
Interest expense	(37,747)	(146)	(37,938)	(146)	(600,178)

Net loss for the period before income taxes	(913,997)	(2,377,699)	(1,879,294)	(5,146,406)	(41,026,635)

Income tax expense	2,164	-	2,906	-	25,025

Net loss for the period	(916,161)	(2,377,699)	(1,882,200)	(5,146,406)	(41,051,660)

Other comprehensive income (loss)

Unrealized gain (loss) on foreign exchange translation	33,819	(74,800)	24,381	(46,563)	43

Comprehensive loss for the period	$(882,342)	$(2,452,499)	$(1,857,819)	$(5,192,969)	$ (41,051,617)

Net loss per share - basic and diluted	$(0.01)	$(0.03)	$(0.03)	$(0.07)

Weighted average number of shares outstanding basic and diluted	74,633,401	71,677,317	72,422,412	71,548,769

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE PEROD FROM JANUARY 31, 2013 to July 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

	Common Stock
					Accumulated	Total
			Additional		Other	Stockholders’
	Number of	Share	Paid-in	Accumulated	Comprehensive	Equity
	Shares	Capital	Capital	Deficit	Income (Loss)	(Deficiency)
Balance at January 31, 2013	71,677,317	$35,304,627	$6,877,657	$(39,169,460)	$(24,338)	$2,988,486

Common stock issued for cash	8,874,824	2,014,889	418,258	-	-	2,433,147
Issuance of convertible debenture			2,300,000			2,300,000
Partial conversion of convertible debenture	911,867	207,025	(207,025)			-
Stock-based compensation			948			948
Net loss for the period	-	-	-	(1,882,200)	-	(1,882,200)
Foreign currency translation gain (loss)	-	-	-	-	24,381	24,381

Balance at July 31, 2013	81,464,008	$37,526,541	$9,389,838	$(41,051,660)	$43	$5,864,762

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(UNAUDITED)

	For the Six Months Ended		From December 21,
	July 31,		2001 (Inception) to
	2013	2012	July 31, 2012
Cash used in operating activities
Net loss	$(1,882,200)	$(5,146,406)	(41,051,660)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	30,446	32,495	164,213
Stock-based compensation	948	339,315	4,575,260
Debt discount	-	-	5,881
Shares issued to acquire mineral properties	-	-	3,500
Shares issued in payment of bonus	-	-	52,160
Non-cash interest	37,890	-	371,223
Write-down of mineral claims	-	-	408,496
Changes in operating assets and liabilities:
Receivables	16,870	(6,208)	(16,487)
Prepaid expenses and deposits	2,343	(33,364)	(55,288)
Accounts payable and accrued liabilities	(158,089)	(182,268)	423,437
Due to related parties	7,845	(24,414)	21,484

Net cash used in operating activities	(1,943,947)	(5,020,850)	(35,097,781)

Cash flows used in investing activities
Acquisition of mineral property interests	-	-	(408,496)
Acquisition of surface rights to mineral property	-	-	(815,000)
Issuance of loan	(2,300,000)		(2,300,000)
Receipt of loan repayment and taxes	250,338		250,338
Purchase of short-term investments	-	-	(4,109,097)
Redemption of short-term investments	-	-	4,109,097
Acquisition of equipment	(4,688)	(34,452)	(559,530)

Net cash used in investing activities	(2,054,350)	(34,452)	(3,832,688)

Cash flows from financing activities
Proceeds from issuance of convertible debentures	2,300,000	-	3,950,000
Proceeds from issuance of promissory notes	-	-	790,410
Repayment of promissory notes	-	-	(790,410)
Proceeds from issuance of common stock/warrants	2,433,147	81,600	37,751,977
Proceeds from shares subscribed	-	-	104,380

Net cash provided by financing activities	4,733,147	81,600	41,806,357

Effects of foreign currency exchange	(13,847)	(47,432)	(37,743)

Increase (decrease) in cash and cash equivalents during the period	721,003	(5,021,134)	2,838,145

Cash and cash equivalents, beginning of period	2,117,142	9,249,307	-

Cash and cash equivalanets, end of period	$2,838,145	$4,228,173	2,38,145

Supplemental disclosures
Cash (received) paid during the period for:
Taxes	$57,897	$81,907	$160,165
Interest	$(6,160)	$(45,439)	$(61,167)

Non-cash financing transactions:
Stock based compensation on issuance of brokers warrants	$-	$-	$145,488
Convertible debenture converted into common stock and warrants	$250,000	$-	$400,000
Notes and related accrued interest converted to common stock	$-	$-	$1,390,008

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. The Company effected this name change by merging with its wholly owned subsidiary, Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. On November 5, 2007, the Company moved its jurisdiction of domicile from the State of Nevada (Argentex Nevada) to the State of Delaware. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Delaware corporation that was formed specifically for this purpose. The Company’s Delaware subsidiary was the surviving entity in the merger. On June 3, 2011, the Company moved its jurisdiction of domicile back to the State of Nevada. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. The Company’s Nevada subsidiary was the surviving entity in the merger. On June 8, 2011, the Company moved its jurisdiction of domicile from the State of Nevada to the Province of British Columbia, Canada. This re-domicile was effected by a process known as a ‘conversion’ in the State of Nevada and a ‘continuation’ in the Province of British Columbia.

Prior to the re-domicle there was a par value of $0.01 per share on the Company's common stock. In the Company's new jurisdiction, there is no par value on the Company's common stock and management reclassified $25,131,164 on the issuance of common stock that was originally credited to additional paid in capital to common stock.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. SCRN Properties Ltd. was originally formed as a Delaware corporation on February 13, 2004, and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN Properties Ltd. was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Exploration Stage

The Company is primarily involved in acquiring and exploring mineral properties in Argentina. The Company is in the exploration stage of its mineral property development and to date has not yet established any proven mineral reserves on its existing properties. The Company has not produced any significant revenues from its principal business or commenced significant operations and it is considered an exploration stage company as defined by Securities and Exchange Commission (SEC) Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915.

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim fianancial statements. These interim condensed consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the GAAP framework and include the financial statements of Argentex and SCRN. All significant intercompany balances and transactions have been eliminated from the consolidated financial results. The interim financial information of the Company as of July 31, 2013 and for the three and six months ended July 31, 2013 and 2012 is unaudited, and the balance sheets as of January 31, 2013 is derived from audited fianancial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS, continued

Basis of Presentation and Principles of Consolidation, continued

Accordingly, these condensed interim consolidated financial statements omit or condense notes and certain other information normally included in financial statements prepared in accourding with U.S. generally accepted accounting principles. The accounting policies followed for the quarterly financial reporting conform with the accounting policies disclosed in Note 2 to the Notes to Company’s audited January 31, 2013 Financial Statements. In the opinion of management, all adjustments that are necessary for a fair presentation of the financial information of the interim periods reported have been made. All adjustments are of a normal recurring nature. The results of operations for the three and six months ended July 31, 2013 are not necessarily indicative of the results that can be expected for the fiscal year ending January 31, 2014. These unaudited condensed interim consolidated financial statements should be read in conjunction with the fianancial statements and the notes thereto included in the Company’s audited financial statements for the year ended January 31, 2013.

Additional significant accounting policies that either affect the Company or have been developed since January 31, 2013 are summarized below.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Recently Adopted Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in the ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. The new amendments will require an organization to:

- Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period; and

- Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. The adoption of ASU No. 2013-02 is not expected to have a material impact on our financial position or results of operations.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies which instruments and transactions are subject to the offsetting disclosure requirements originally established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under ASU 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to financial statement users. In choosing to narrow the scope of the offsetting disclosures, the Board determined that it could make them more operable and cost effective for preparers while still giving financial statement users sufficient information to analyze the most significant presentation differences between financial statements prepared in accordance with U.S. GAAP and those prepared under IFRSs. Like ASU 2011-11, the amendments in this update will be effective for fiscal periods beginning on, or after January 1, 2013. The adoption of ASU 2013-01 is not expected to have a material impact on our financial position or results of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents and investments with initial maturities of more than three months to be short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and fair value by significant investment category recorded as cash and cash equivalents as of July 31, 2013 and January 31, 2013:

July 31, 2013

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,838,145	$ -	$ 2,838,145	$ 2,838,145

January 31, 2013

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,116,467	$ 675	$ 2,117,142	$ 2,117,142

NOTE 3-LOAN RECEIVABLE

Immediately following its July 2, 2013 financing as disclosed in notes 8 and 9, in an effort to protect the Company from the devaluation of the Argentine peso, the Company’s subsidiary, SCRN Properties Ltd. made a Loan of $2,300,000 (12,408,500 pesos). The Borrower, an Argentine “Mutual”, is the Argentine equivalent of a credit union. The loan is non-interest bearing, repayable in pesos in nine consecutive monthly installments, beginning on July 15, 2013 and ending on March 17, 2014, with the amount of each installment linked to the U.S. dollar. In the event of a default, default interest will be accrued on the unpaid principal at the rate of 9.3% per annum. Austral Gold Limited has guaranteed repayment of the loan.

On July 15, 2013, the first monthly installment of $250,000 plus taxes of $338 equivalent in Argentine pesos was repaid to the Company. Subsequent to the end of the period, an additional two months of installments totalling $1,050,000 plus taxes of $9,868 equivalent in Argentine pesos was repaid to the Company.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 4 – EQUIPMENT

	July 31, 2013
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$42,769	$252,192
Equipment	187,198	75,266	111,932
Furniture and fixtures	19,185	10,178	9,007
Computer equipment	57,593	35,175	22,148
	$558,937	$163,388	$395,549

	January 31, 2013
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$29,496	$265,465
Equipment	183,407	63,043	120,364
Furniture and fixtures	19,185	9,178	10,007
Computer equipment	56,697	31,226	25,471
	$554,250	$132,943	$421,307

NOTE 5 – MINERAL PROPERTY INTERESTS

a)	Pinguino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pinguino Property. The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

To acquire the property the Company made the following payments: approximately $43,710 (CDN$50,000) on or before July 1, 2004 (paid); approximately $65,565 (CDN$75,000) on or before July 1, 2005 (paid); approximately $87,420 (CDN$100,000) on or before July 1, 2006 (paid); approximately $87,420 (CDN$100,000) on or before July 1, 2007 (paid); and approximately $109,275 (CDN$125,000) on or before July 1, 2008 (paid). The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $1,000,000 (CDN$1,000,000) or all of the royalty for approximately $2,000,000 (CDN$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $1,000,000 (CDN$1,000,000) or all of the royalty for $2,000,000 (CDN$2,000,000).

c)	Contreras, other Santa Cruz and Rio Negro Projects

Pursuant to the terms of a Mineral Property Acquisition Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired mineral claims located in the Santa Cruz Province of the Republic of Argentina, then known as the Dyakowski Property for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were returned to treasury and cancelled and 250,000 of these shares were released to an ex-director of the Company for the transfer of the mineral claims to the Company.

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province. The Company wrote off the acquisition costs in a prior year.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

d)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. On May 25, 2011, the Company made a cash-in-lieu payment of approximately $3,781 (CDN$3,632) which advanced the expiry date of the three mineral tenures to June 7, 2012. On May 31, 2012, the Company made a cash-in-lieu payment of approximately $4,067 (CDN$4,201) which advanced the expiry date of the three mineral tenures to June 7, 2013. On June 4, 2013 the Company made a cash-in- lieu payment of approximately $4,000 (CDN$4,138) which advanced the expiry date of the three mineral tenures to December 7, 2013.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statement of operations relates to the following projects:

	Three	Three	Six	Six	December 21,
	Months	Months	Months	Months	2001
	Ended July	Ended July	Ended July	Ended July	(Inception) to
	31, 2013	31, 2012	31, 2013	31, 2012	July 31, 2013
Pinguino
Assaying, testing and analysis	$314	$144,066	$314	$161,866	$1,150,407
Camp, salaries and supplies	129,303	575,302	267,706	1,336,987	6,018,977
Claim maintenance	9,015	9,606	17,727	26,480	155,586
Drilling	-	608,431	-	1,653,786	10,312,762
Engineering	3,135	156,576	19,816	276,822	1,147,778
Environmental	3,999	6,343	12,233	31,210	187,398
Geological and geophysical	90,273	101,092	136,047	198,498	1,723,315
Metallurgical	-	180,188	9,720	189,546	344,764
Travel and accommodation	12,638	3,346	27,620	8,222	334,945
	248,677	1,784,950	491,183	3,883,417	21,375,932
Condor
Claim maintenance	24	1,039	24	12,686	38,845
Camp, salaries and supplies	-	5,885	-	7,941	34,555
Environmental	13,103	-	23,486	-	23,486
Geologoical and geophysical	-	5,663	-	10,702	110,512
Travel	-	226	-	319	-
	13,127	12,813	23,510	31,648	207,398
Contreras and other Santa Cruz
Assaying, testing and analysis	-	-	1,535	-	61,782
Camp, salaries and supplies	-	(1,218)	4,079	-	180,556
Claim maintenance	75	-	2,904	-	37,401
Environmental	11,744		19,769		24,669
Geological and geophysical	961	-	10,279	-	142,486
Travel and accommodation	-	-	200	-	29,014
	12,780	(1,218)	38,766	-	475,908
Rio Negro
Assaying, testing and analysis	-	-	1,016	-	1,512
Camp, salaries and supplies	339	599	4,366	1,067	69,678
Claim maintenance	(11,431)	12,849	383	20,932	70,292
Geological and geophysical	1,635	-	3,874	-	44,309
Travel and accommodation	-	-	80	-	10,815
	(9,457)	13,448	9,719	21,999	196,606

Briish Columbia Claims and other	4,481	4,067	4,481	4,067	44,058
	$269,608	$1,814,060	567,659	$3,941,131	$22,299,902

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	July 31,	January 31,
	2013	2013

Accounts payable	$139,924	$244,741
Accrued liabilities	50,928	114,330
Accrued taxes and related interest	92,697	82,567

	$283,549	$441,638

NOTE 7 - RELATED PARTY TRANSACTIONS

A summary of director and officer compensation for the six month periods ended July 31, 2013 and July 31, 2012 are as follows:

	2013	2012
Director fees	$93,727	$19,829
Consulting	181,646	211,187
Salaries and benefits	128,346	-
Stock-based compensation (Note 8)	-	132,627

	$403,719	$363,643

As at July 31, 2013 the Company owed directors and officers $21,484 (January 31, 2013 - $13,639). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment.

Details of the related party transactions and balances, are as follows:

a)

Effective August 1, 2012 the Company signed an employment agreement with its President and CEO, pursuant to which the Company agreed to pay to him an annual salary of approximately $250,000 plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary.

During the six month period ended July 31, 2013, the Company paid or accrued to its President and CEO salary and benefits of $128,346 (July 31, 2012 - $nil). In addition, the Company recorded consulting fees of $nil (July 31, 2012-$7,237) to Mr. Brown for services provided prior to his employment.

At July 31, 2013 and January 31, 2013, the Company was indebted in the respective amounts of $8,818 and $7,231 related to this employment agreement.

b)

On January 7, 2011 the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 per month. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 per month. During March, 2012, pursuant to Board approval, the Company paid the company a discretionary cash bonus of approximately $10,000 (CDN$10,000). Effective January 1, 2013, the consulting agreement automatically renewed for one year.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 - RELATED PARTY TRANSACTIONS, continued

During the six month period ended July 31, 2013, the Company paid or accrued consulting fees of $86,859 (July 31, 2012 - $89,463) and recorded stock based compensation of $nil (July 31, 2012 - $62,495) related to this consulting agreement. At July 31, 2013 and January 31, 2013, the Company was indebted in the respective amounts of $4,873 and $5,422 related to this consulting agreement.

c)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Company’s Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500. Effective March 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 per month. In addition, effective January 20, 2012 until July 31, 2012, the Executive VP Corporate Development assumed the additional role of interim President of the Company for which he was compensated with an additional fee of approximately $2,500 per month. During March, 2012, pursuant to Board approval, the Company paid the company a discretionary cash bonus of approximately $10,000 (CDN$10,000). Effective March 1, 2013, the consulting agreement automatically renewed for one year.

During the six month period ended July 31, 2013, the Company paid or accrued consulting fees of $89,347 (July 31, 2012 - $101,076) and recorded stock based compensation of $nil (July 31, 2012 - $70,132) related to this consulting agreement. At July 31, 2013 and January 31, 2013, the Company was indebted in the respective amounts of $2,925 and $986 related to this consulting agreement.

d)

During the six months ended July 31, 2013, the Company paid or accrued aggregate director fees of $93,727 to six directors (July 31, 2012 - $19,829 to four directors). In addition consulting fees of approximately $5,440 was paid to a Company controlled by one director (July 31, 2012-$13,411).

At July 31, 2013 and January 31, 2013, the Company was indebted to one director in the amount of $4,868 (Janulary 31, 2012 - $nil).

NOTE 8 – CONVERTIBLE DEBENTURE

Pursuant to a subscription agreement with Austral Gold Limited’s (“Austral”) Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, the Company issued a non-interest bearing, unsecured convertible debenture (the “Debenture”) in the principal amount of $2,300,000 with a maturity date on or before July 2, 2014 (the “Maturity Date”). The convertible debenture is convertible into 8,389,176 Units at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018.

The Company may pay all or any part of the principal amount due under the Debenture at any time on or before the Maturity Date, without penalty or prepayment premium, by way of conversion but, only to the extent that the Company has received repayments of the Loan Receivable, as described in Note 3 to these financial statements. Terms of the Debenture also limit conversion to a maximum amount of 19.9% of the Company’s common shares outstanding immediately after giving effect to such conversion.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 8 – CONVERTIBLE DEBENTURE, continued

The Company has considered the guidance in the FASB Codification, and has determined that the Debenture does not contain a beneficial conversion feature, as the fair value of the Company’s common stock on the date of issuance was less than the conversion price. The fair value of the Debenture was charged to additional paid in capital as it has characteristics of an equity instrument since it may not be settled in cash.

The Company also considered whether the Units, once issued, contained an embedded derivative and concluded that they do not since they are denominated in Canadian dollars, the Company’s functional currency.

On July 15, 2013 the Company converted $250,000 of the outstanding principal amount of the $2.3 million convertible debenture. In the partial conversion, which was effected at a conversion price of US$0.274163 (CDN$0.2882) per Unit, the Company issued 911,867 common shares and 455,933 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $42,975 was credited to additional paid in capital and $207,025 was credited to common shares. The Unit warrants were valued, using the Black Scholes valuation model, at $0.0569 per warrant. The assumptions used in the Black Scholes model were: risk free interest rate – 1.77%; expected life of the warrants – 5 years; annualized volatility – 91%; and dividend rate – 0%.

Between August 15, 2013 and September 15, 2013, the Company converted $1,050,000 of the outstanding principal amount of the $2.3 million convertible debenture and issued 3,829,841 common shares and 1,914,921 warrants at a conversion price of US$0.274163 (CDN$0.2882) per Unit. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $180,495 was credited to additional paid in capital and $869,505 was credited to common shares.

NOTE 9 – CAPITAL STOCK

Stock Transactions

Pursuant to subscription agreements with Austral Gold Limited (“Austral”) and and its Argentine subsidiary Austral Gold Argentina S.A. (“Austral Argentina”), dated July 2, 2013, Argentex sold 8,632,000 Units to Austral and 242,824 Units to Austral Argentina for aggregate gross proceeds of $2,433,147 (CDN$2,557,724). Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at an exercise price of CDN$0.40 until July 2, 2018. The relative fair value of the warrants in the amount of $418,258 was credited to additional paid in capital and $2,014,889 was credited to common shares. The Unit warrants were valued, using the Black Scholes valuation model, at $0.0569 per warrant. The assumptions used in the Black Scholes model were: risk free interest rate – 1.77%; expected life of the warrants – 5 years; annualized volatility – 91%; and dividend rate – 0%.

At the closing, Argentex and Austral entered into an Investment Agreement that entitles Austral to nominate one member of the Board, an Assistant Secretary and one member of the Argentex Technical Advisory Board. The Investment Agreement also entitles Austral (and its affiliates) to certain anti-dilution rights. In the Investment Agreement, Austral agreed that it (and its affiliates) would not initiate or support any effort to gain control of Argentex and that it (and its affiliates) would refrain from acquiring any more than 19.9% of the issued and outstanding shares of Argentex unless otherwise agreed to by Argentex, and both Austral and Argentex agreed to discuss a potential business combination. The Investment Agreement remains in effect until such time as Austral (together with its affiliates) owns less than ten percent (10%) of the issued and outstanding shares of Argentex (on a partially diluted basis to include common shares that may be issued upon conversion of the convertible debenture). In the Investment Agreement, Austral also agreed that it would not transfer any of the securities purchased by it (and Austral Argentina) for one year after the closing, except for transfers to affiliates.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 9-CAPITAL STOCK, continued

The subscription proceeds of $2,366,574 from the sale of the Units to Austral were paid to the Company in Canada. The subscription proceeds of $66,573 from the sale of Units and $2,300,000 from the sale of the convertible debenture to Austral Argentina, aggregating $2,366,573, were received by the Company’s subsidiary in Argentina as 12,767,666 Argentine pesos. Immediately following the closing, SCRN Properties Ltd. made a loan in an amount equal to $2,300,000 (12,408,500 pesos) (note 3).

Upon conversion of the entire principal balance of the convertible debenture (but without adjusting for shares that may be issued upon exercise of warrants), and assuming no other shares are issued by Argentex before conversion, Austral and its affiliates would own approximately 19.9% of the issued and outstanding shares of Argentex. Each warrant contains a term prohibiting exercise by the holder if the exercise would result in the holder (together with its affiliates) having ownership of more than 19.9% of the issued and outstanding Company shares.

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2012	17,229,206	$1.28
Expired	(900,000)	1.25
Balance at January 31, 2013	16,329,206	$1.28
Issued	4,893,345	0.39
Balance at July 31, 2013	21,222,551	$1.05

At July 31, 2013, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
warrants	Price	Expiry Date

5,002,500	$ 1.56 (C$1.60)	August 19, 2013
522,000	$ 1.12 (C$1.15)	August 19, 2013
10,804,706	$ 1.11 (C$1.14)	October 26, 2015
4,893,345	$ 0.39 (C$0.40)	July 2, 2018
21,222,551

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 9 – CAPITAL STOCK, continued

Stock Options

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2012	3,577,500	0.85
Granted	3,360,000	0.305
Exercised	(240,000)	0.34
Expired	(340,000)	0.81
Balance at January 31, 2013	6,357,500	$0.58
Expired	(135,000)	1.11

Balance at July 31, 2013	6,222,500	$0.56

At July 31, 2013, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
150,000	$ 0.35	October 28, 2013
137,500	$ 0.80	January 7, 2014
400,000	$ 0.37	February 10, 2014
150,000	$ 1.04	March 11, 2014
300,000	$ 0.855	January 19, 2015
400,000	$ 0.62 (C$ 0.64)	May 10, 2015
1,205,000	$ 1.12 (C$ 1.15)	August 23, 2016
150,000	$ 1.12 (C$ 1.15)	August 28, 2016
3,330,000	$ 0.30 (C$ 0.305)	October 31, 2015
6,222,500

At July 31, 2013, 6,222,500 (January 31, 2013 – 6,332,500) stock options were exercisable.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 9 – CAPITAL STOCK, continued

Stock Options

Total stock-based compensation recognized during the three and six month periods ended July 31, 2013 was $nil and $948 (July 31, 2012 - $165,331 and $339,315) respectively. Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders' equity:

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012

Consulting fees	$ -	$ 93,493	$ 948	$ 194,970
Mineral property interests	-	55,633	-	111,941
Salaries and benefits	-	16,205	-	32,404

As at July 31, 2013, the aggregate intrinsic values of all outstanding, vested stock options and exercised stock options were $nil (July 31, 2012-$nil).

NOTE 10 - SEGMENTED INFORMATION

At July 31, 2013 and January 31, 2013, the Company operated in two reportable segments. Identifiable assets and net loss in each geographic area are as follows:

	July 31,	January 31,
	2013	2013

Identifiable assets
Canada	$2,685,586	$2,161,650
Argentina	3,484,209	1,282,113
	$6,169,795	$3,443,763

	Three Months	Three Months	Six	Six Months
	Ended	Ended	Months Ended	Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012

Loss for the period
Canada	$527,563	$510,291	$1,109,493	$1,072,222
Argentina	388,598	1,867,408	772,707	4,074,184
	$916,161	$2,377,699	$1,882,200	$5,146,406

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 11 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of the Company’s financial instruments were as follows:

		July 31, 2013		January 31, 2013
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$2,838,145	$2,838,145	$2,117,142	$2,117,142
Receivables	Level 2	$16,487	$16,487	$33,357	$33,357
Loan receivable	Level 2	$2,050,000	$2,050,000	-	$-
Accounts payable	Level 2	$283,549	$283,549	$441,638	$441,638
Convertible debenture	Level 2	$2,050,000	$2,050,000	-	$-
Due to related parties	Level 2	$21,484	$21,484	$13,639	$13,639

The carrying amount approximates fair value because of the short maturity of the instruments.

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. The Company has mitigated the currency risk of the majority of our funds received in Argenina Pesos by loaning funds linked to the US dollar and having repayment of this loan guaranteed by Austral Gold Limited. Other than this financial instrument, the Company does not participate in the use of financial instruments to mitigate other risks and has no other designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and its loan recievable. The Company maintains its Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account with an international bank. The Company’s loan receivable is with an Argentine Mutual. The Company believes that its credit risk is minimal as the loan has been guaranteed by Austral Gold Limited. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 11 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

At July 31, 2013, the Company had approximately $2,350,000 in U.S. cash, $200,000 in Canadian cash, approximately $50,000 in Canadian dollar term deposits guaranteed by the provincial government of British Columbia and approximately ARS 1,250,000 in Argentine Pesos. In addition, it had a loan receivable in the amount of $2,050,000 fom an Argentine Mutual.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the United States primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and makes adjustments based on anticipated need for foreign currencies.

At July 31, 2013, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	1,250,851	$220,469
Receivables and advances	-	116
Accounts payable	(552,451)	(80,801)
Net exposure	698,400	$139,784

The Company does not consider the loan receivable as having foreign exchange risk as although it is repayable in Argentinian Pesos, the amount of each repayment is linked to the US dollar.

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the US Dollar would have resulted in an increase/decrease of approximately $27,138 in the net loss for the period ended July 31, 2013. As this sensitivity analysis does not take into account any variables other than foreign currency rate fluctuations, the above information may not fully reflect the foreign exchange risk of the assets and liabilities involved.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2013
(Stated in U.S. Dollars)
(Unaudited)

NOTE 11 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company’s operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the minerals market could have an adverse effect on the Company’s operations.

NOTE 12 – SUBSEQUENT EVENTS

During August 2013, 600,000 stock options with strike prices ranging from $0.30 -$1.12 (Cdn $0.305 -$1.15) were forfeited and 5,524,500 warrants with an exercise prices ranging from $1.12 -1.56 (Cdn $1.15 -$1.60) expired unexercised.